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April 23, 2019	Christopher Labosky T +1 617 235 4732 F +1 617 235 9475 christopher.labosky@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Alison White

Re:                          Post-Effective Amendment Number 39 to the Registration Statement of Baillie Gifford Funds (File Nos. 811-10145 and 333-200831) on Form N-1A filed on February 28, 2019

Dear Ms. White:

I am writing on behalf of Baillie Gifford Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on the Fund’s Post-Effective Amendment No. 39 (the “485(a) Amendment”) to the Fund’s Registration Statement on Form N-1A. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on February 28, 2019 in connection with the annual update of the Registration Statement for all series of the Trust other than The Multi Asset Fund and The International Choice Fund (each such series included in the 485(a) Amendment, a “Fund” and, collectively, the “Funds”).

On April 15, 2019, the Staff provided comments regarding the 485(a) Amendment by telephone to George B. Raine, Christopher Labosky and Abigail Jeck of Ropes & Gray LLP, counsel to the Trust, and to Gareth Griffiths of Baillie Gifford Overseas Limited, the investment adviser to the Trust (the “Manager”). For convenience of reference, each comment is summarized before the Trust’s corresponding response. These responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 40 (the “485(b) Amendment”) to the Trust’s Registration Statement, which is expected to be filed effective April 30, 2019, pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

April 23, 2019

Prospectuses

1.                                    Comment: If the fee waiver/expense reimbursement agreement for any Fund is subject to any contractual recoupment right, please disclose the terms of any such recoupment right in a footnote to the fee table.

Response: The Trust confirms that none of the fee waivers/expense reimbursements currently in place for the Funds is subject to any contractual recoupment right.

2.                                    Comment: Please provide the Staff with the completed fee tables and expense examples for the Funds prior to effectiveness of the Fund’s Registration Statement.

Response: The requested information was provided to the Staff via electronic mail on April 23, 2019. The Trust, on behalf of the Fund, undertakes to supplement its response if there are any material changes to the fee tables or expense examples prior to filing the Fund’s Rule 485(b) Amendment.

3.                                    Comment: In the Principal Investment Strategies of certain Funds, the prospectus states that the Fund may “invest in equity securities either directly or indirectly, such as through depositary receipts and may invest in preferred stocks, convertible securities and warrants.” To the extent that such instruments are not principal investments of a Fund, please remove such disclosure from the Fund’s Principal Investment Strategies.

Response: The Funds believe that the referenced disclosure is appropriate in each place where it appears, as each Fund reserves the right to invest in each such instrument in pursuing its principal investment strategies.

4.                                    Comment: The summary Principal Risks sections for certain Funds include both “Frontier Markets Risk” and “Emerging Markets Risk.” Please include disclosure in the prospectus explaining the difference between frontier markets and emerging markets.

Response: The Funds will revise their disclosure under Additional Investment Strategies to clarify that (i) frontier market countries are those considered to be more developed than the least developed countries but less developed than emerging markets countries and (ii) emerging market countries include all countries not categorized by MSCI as developed markets, excluding frontier markets.

5.                                    Comment: In the Principal Investment Strategies of certain Funds, the prospectus states that investment ideas can come from a wide variety of sources including “wider reading.” Please revise this disclosure to clarify what is meant by “wider reading.”

April 23, 2019

Response: The Funds will revise the disclosure in question as follows (new language denoted by underline and deletions by ~~strikethrough~~):

Ideas can come from a wide variety of sources, including, but not limited to, research trips, company meetings, and relationships with industry thought leaders and academics~~, and wider reading~~.

6.                                    Comment: Please add disclosure to the Principal Investment Strategies of The Global Alpha Equity Fund to explain the concept of “Alpha” in that Fund’s name and how it contributes to the Fund’s strategy.

Response: The Fund reiterates its prior response dated April 28, 2017, to a related but different comment from the Staff that the inclusion of the word “Alpha” in the name of The Global Alpha Equity Fund is not meant to suggest a specific investment style or that the Fund targets a specific return over and above its benchmark index, but rather that inclusion of “Alpha” in the name reflects the preferences of the team of investment professionals and marketing professionals affiliated with the Fund.

In response to the current comment, the Fund will add disclosure to the Principal Investment Strategies in response to Item 9 of Form N-1A to insert the following new explanatory language:

Much like other actively-managed long equity growth strategies maintained by the Manager and represented by other Funds included in this prospectus, the Fund’s portfolio managers focus their selection of individual holdings around seeking to generate “alpha,” or investment returns that are differentiated from the baseline returns of the overall equity markets in which the Fund invests. The inclusion of “alpha” in the Fund’s name does not reflect any greater or lesser correlation with or reference to any benchmark index’s constituents or returns than for other series of the Trust without “alpha” in their names.

7.                                    Comment: Please explain supplementally how the Funds will value derivatives for purposes of determining whether a Fund complies with its 80% investment policy in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (its “80% test”) and under what circumstances the Funds may use a derivative’s notional value for purposes of its 80% test.

Response: Consistent with the purposes of Rule 35d-1, when determining compliance with a Fund’s 80% test, the Fund evaluates its derivative positions based on their economic characteristics.1 A Fund will include derivatives exposures for purposes of determining compliance

1  See Investment Company Act Release No. 24828 n.13 (January 17, 2001) (“We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”).

April 23, 2019

with the Fund’s 80% test (if applicable) if and to the extent such instruments provide, in the Manager’s judgment, investment exposures comparable to those that would be provided by direct physical investments that would be appropriate for inclusion in the test. Although none of the Funds presently intends to use the notional values of derivatives for purposes of the Fund’s 80% test, each Fund reserves the right to do so in the future in appropriate circumstances. For example, if a derivative instrument creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test. On the other hand, if the derivative instrument (either by itself or in conjunction with cash, government securities or other positions held in the Fund’s portfolio) creates an exposure equivalent to a cash investment in the underlying issuer that correlates with to the derivative’s notional amount, the Funds would typically expect to use that amount for purposes of the 80% test.

The Trust notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only prevent funds with appropriate economic exposure to a given type of investment from satisfying their 80% test but also permit funds with economic exposures very different from their names to comply with their 80% test.  For example, a fund with “equity” in its name that invests 90% of its assets in equities, but hedges out all of its equity exposure with index futures (but uses a market-value test with respect to those futures), would satisfy its 80% test notwithstanding that it had practically no economic exposure to equity investments.

8.                                    Comment: The summary Principal Risks section for The Positive Change Equity Fund includes “Frontier Markets Risk.” To the extent this risk stems from a principal investment strategy to invest in frontier markets, please include disclosure regarding investments in such markets in the Fund’s summary Principal Investment Strategies.

Response: The Fund will revise its Principal Investment Strategies as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The Fund seeks to meet its objective by investing in a global portfolio of equities, which include common stock and other equity securities, of issuers located in countries of developed, ~~and~~ emerging, and frontier markets.

9.                                    Comment: The summary Principal Investment Strategies for The U.S. Equity Growth Fund includes disclosure regarding temporary defensive positions. Please remove this from the summary Principal Investment Strategies.

Response: The Fund will make the requested change.

10.                            Comment:  To the extent that Comments 1-9 above apply to the prospectus for Class 2, Class 3, Class 4, and Class 5 shares of the Funds, please incorporate appropriate responses where applicable.

April 23, 2019

Response: The Funds will make the requested changes, as applicable.

Part C

11.                            Comment: In Part C of the Registration Statement, even though not mandatory for the current filing, please consider providing the undertaking referenced by Rule 484 of the Securities Act.

Response: The Trust will provide the requested undertaking.

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Please feel free to contact me at 617-235-4732 to discuss any questions or comments you may have regarding the foregoing responses.  Thank you for your assistance.

Very truly yours,

/s/ Christopher Labosky

Christopher Labosky

cc:                              Gareth Griffiths, Baillie Gifford Overseas, Limited

George B. Raine, Ropes & Gray LLP

Maureen A. Miller, Vedder Price P.C.